Elanco Animal Health Incorporated

2500 Innovation Way

Greenfield, Indiana

May 24, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:                             Elanco Animal Health Incorporated
Registration Statement on Form S-4 (No. 333-231560)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the undersigned registrant, Elanco Animal Health Incorporated, hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated to May 29, 2019, at 10:00 a.m. Eastern Time, or as soon thereafter as practicable.

Please contact Taavi Annus of Bryan Cave Leighton Paisner LLP at (314) 259-2037 or by email at taavi.annus@bclplaw.com to confirm the effectiveness of the above-referenced registration statement or if you have any questions or comments.  Thank you for your continued assistance.

Very truly yours,

Elanco Animal Health Incorporated

By:	/s/ Michael-Bryant Hicks
Michael-Bryant Hicks
Executive Vice President, General Counsel and Corporate Secretary